P&O
Established 1837

Company Secretariat
The Peninsular and Oriental
Steam Navigation Company
78 Pall Mall
London SW1Y 5EH

Telephone +44 (0)20 7930 4343
Facsimile +44 (0)20 7925 9338
Email secretariat@pogroup.com
www.pogroup.com

Head Office 79 Pall Mall,
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

20 July 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington
D.C. 20549
USA

05010083

82-2083 SUPPL

Dear Sirs

APPROVAL FOR LONDON GATEWAY SCHEMES

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

Liz Eddington
Company Secretariat

PROCESSED
AUG 01 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED
JUL 25 2005
WASH. D.C. 192
PROCESSING SECTION

enc

dlw 8/11

82-2083

P&O

News Release

20 July 2005

APPROVAL FOR LONDON GATEWAY SCHEMES

P&O welcomes today's announcement that the government is minded to approve P&O's proposals to develop a world class port and a logistics and business park at London Gateway in Thurrock, Essex.

Commenting on the announcements, Robert Woods, Chief Executive of P&O said: "We are delighted with today's announcements. We are studying the details, including those relating to highways issues. We plan to move ahead with both schemes as soon as possible.

"The development of London Gateway Port is a great opportunity for P&O and will further strengthen our position as one of the world's leading developers and operators of container ports. There is a national need for more container terminal capacity in the UK. London Gateway Port will ensure that this requirement is met for at least the next ten years.

"The Logistics and Business Park is a major new opportunity for P&O and Shell. Its excellent location will help to ensure that it will become one of the UK's leading distribution centres.

"We would like to thank everyone who has supported the plans and worked with us over the last few years. We will continue to work closely with all those who have an interest in the regeneration of this area."

The Peninsular and Oriental Steam Navigation Company, 79 Pall Mall, London SW1Y 5EJ, United Kingdom
Telephone +44 (0)20 7930 4343 Facsimile +44 (0)20 7925 0384 E-mail: communications@pogroup.com
Internet http://www.pogroup.com

A presentation for analysts and investors is planned for 15:00 hours on Wednesday 27 July at Deutsche Bank, 75 London Wall, London, EC2M. This presentation will be webcast live on the Group website www.pogroup.com. Details can be found in the Investor section.

Further Information: Peter Smith, Director, Communications and Strategy
Tel: +44 (0)20 7930 4343

Lucy Garson, Corporate Communications Executive
Tel: +44 (0)20 7930 4343

Notes to Editors

1. Transport Minister Derek Twigg announced today (www.dft.gov.uk) that he was minded to approve P&O's proposal for London Gateway Port and that the Office of the Deputy Prime Minister was also minded to approve the separate proposal by P&O and Shell for a Logistics and Business Park. The approvals are subject to satisfaction on a number of outstanding issues, including the provision of additional highway capacity in the area.
2. London Gateway Port will be built on part of the site of the former Shell Haven oil refinery in Thurrock, Essex. Land will also be reclaimed from the Thames estuary to help form the port. P&O and Shell are collaborating to develop a major Logistics and Business Park on a separate part of the site. Together, the two schemes will create up to 16,500 new jobs and help kick start the Thames Gateway regeneration initiative in Thurrock. P&O's proposals anticipate that the first container berths will be operational by the first half of 2008 and the first business unit occupied by the end of 2007. It is envisaged that both the Port and the Business Park will be built in phases to meet market demand and that they will take between 10 and 15 years to complete fully.
3. **Key facts**
    - Shell Haven is a 607 hectare (1,500 acre) brownfield site with a two mile River Thames frontage.
    - It is located in Thurrock at the heart of the Government's Thames Gateway regeneration area and within the boundary of the newly created Urban Development Corporation.
    - The site has been used as a port since the 16th century.
    - Since the oil refinery ceased production in 1999, Shell has embarked on a £50 million clearance of the site – one of the largest brownfield site preparation programmes in Europe.

- With a 3km (2 mile) river frontage, excellent road and rail links, and close to London and the UK's south east market, London Gateway is ideally located for port use. It is estimated that the final destination of a quarter of the containers currently imported into the UK is to within a 40km (25 mile) radius of Shell Haven.
- It already has a direct dual carriageway link to London and the M25 motorway network and a rail connection to the UK rail network.

4. **London Gateway Port**
   - The proposed London Gateway port will be a world class port capable of handling the largest deep-sea container ships.
   - P&O's proposals include a 2,300 metre long container quay with a fully-developed capacity of 3.5 million TEU (standard container units) a year and a roll-on roll-off (ro-ro) freight facility to handle two vessels with stern/bow loading.
   - The port is located on the major shipping lanes serving north west Europe and has good rail connections.
   - London Gateway Port is being developed on a brownfield site in accordance with Government objectives. It will contribute to the further rejuvenation of the Thames as a working river.
5. **Logistics and Business Park**
   - London Gateway Logistics and Business Park will cover a development area of 300 hectares (700 acres). It will provide a sustainable, integrated solution for the changing requirements of the distribution, manufacturing and high-tech sectors.
   - The Park will be able to accommodate buildings in excess of 100,000 sq m and will offer linkage to the rail network. High quality architecture and high levels of security will be key features of the park. Extensive landscaping on the site, including a protected 'habitat' zone around the Park, will create an attractive environment for occupiers.

(ends)